Exhibit 99.1

Pop Culture Group Co., Ltd

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: CPOP)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the shareholders of Pop Culture Group Co., Ltd (the “Company”) will be held on October 9, 2023, at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to authorize the Company’s board of directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of 10-for-1 (the “Share Consolidation”); and

2.	that, subject to approval by the shareholders of Proposal No. 1, and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A), in substitution for and to the exclusion of, the existing amended and restated memorandum of association of the Company in effect immediately prior to the effectiveness of the Share Consolidation (the “Second Amended and Restated Memorandum”).

The Company’s board of directors has fixed the close of business on September 22, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at cpop.cn.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) vote it by fax at (727) 269-5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

Xiamen, China

September 22, 2023

POP CULTURE GROUP CO., LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 9, 2023

9:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on October 9, 2023, at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Class A and Class B ordinary shares of the Company of record at the close of business on September 22, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date, and each holder of the Company’s Class B ordinary shares shall be entitled to seven votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	as an ordinary resolution, to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of 10-for-1 (the “Share Consolidation”); and

2.	as a special resolution that, subject to approval by the shareholders of Proposal No. 1, and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A), in substitution for and to the exclusion of, the existing amended and restated memorandum of association of the Company in effect immediately prior to the effectiveness of the Share Consolidation (the “Second Amended and Restated Memorandum”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at akotlova@bizsolaconsulting.com, (iii) vote it by phone at (727) 269-5616, or (iv) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended June 30, 2022 on Form 20-F (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2022 Annual Report to shareholders by visiting the Company’s website at cpop.cn. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at bodo@cpop.cn.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding an extraordinary general meeting of shareholders to approve the Share Consolidation and the Second Amended and Restated Memorandum of Association (to reflect the Share Consolidation, if approved by shareholders and subsequently implemented by the Board of Directors).

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued share capital, at a ratio of 10-for-1; and

2.	that, subject to approval by the shareholders of Proposal No. 1, and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A), in substitution for and to the exclusion of, the existing amended and restated memorandum of association of the Company in effect immediately prior to the effectiveness of the Share Consolidation.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE SHARE CONSOLIDATION AND THE SECOND AMENDED AND RESTATED MEMORANDUM ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on October 9, 2023 at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is September 22, 2023. Only holders of Class A ordinary shares and Class B ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 18,286,923 Class A ordinary shares and 5,763,077 Class B ordinary shares outstanding. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date, and each holder of the Company’s Class B ordinary shares shall be entitled to seven votes in respect of each Class B ordinary share held by such holder on the Record Date.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, the shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 2 requires the affirmative vote of not less than a two-thirds majority of votes cast by shareholders as, being entitled to do so, by a vote in person, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal No. 2 is entirely conditional upon shareholder approval of Proposal No. 1.

Q: How do the shareholders vote?

A: The shareholders have four voting options. You may vote using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)	By email at akotlova@bizsolaconsulting.com;

(3)	By phone at (727) 269-5616; or

(4)	By mail or deposit to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote.”

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Meeting in person at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company, 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, People’s Republic of China, or call +(86)- 592-5968189. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares, at a ratio of 10-for-1.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of 10-for-1 (the “Share Consolidation”), on such date as the Board of Directors shall determine (the “Effective Date”).

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation, at a ratio of 10-for-1.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

The Share Consolidation would reduce the number of:

(i)	authorized ordinary shares from 44,000,000 Class A ordinary shares of par value USD0.001 each and 6,000,000 Class B Ordinary Shares of par value USD0.001 each to 4,400,000 Class A ordinary shares of par value USD0.01 each and 600,000 Class B ordinary shares of par value USD0.01 each;

(ii)	issued and outstanding ordinary shares from 18,286,923 Class A ordinary shares of par value USD0.001 each and 5,763,077 Class B ordinary shares of par value USD0.001 each to approximately 1,828,693 Class A ordinary shares of par value USD0.01 each and approximately 576,308 Class B ordinary shares of par value USD0.01 each.

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on Nasdaq under the symbol “CPOP.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5450(a)(a) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A ordinary shares.

On November 21, 2022, the Company received a written notification from Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until May 16, 2023, to regain compliance.

The Company did not regain compliance with the Minimum Bid Price Rule. However, on May 5, 2023, the Company applied to transfer its Class A ordinary shares to The Nasdaq Capital Market \, as allowed under the Nasdaq Listing Rules.

On May 17, 2023, Nasdaq notified the Company that its transfer from the Nasdaq Global Market to the Nasdaq Capital Market was approved, and that it was eligible for an additional 180 calendar day period, or until November 13, 2023 (the “Extended Compliance Date”), to regain compliance with the Minimum Bid Price Rule. Effective at the opening of business on May 18, 2023, the Company’s Class A ordinary shares were transferred to the Nasdaq Capital Market.

To regain compliance with the Minimum Bid Price Rule by November 13, 2023, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Class A ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Class A ordinary shares will likely be delisted from Nasdaq.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A ordinary shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-split basis on the Effective Date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio meaning there will be a reduction in the number of the authorized shares in the Company by a factor of 10 (as set out above under the subheading “General”).

Street Name Holders of Class A ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation as a matter of Cayman Islands law of the Company’s authorized and issued shares at a ratio of 10-for-1. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation are:

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.	conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

a.	the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”); and

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE SHARE CONSOLIDATION

PROPOSAL NO. 2

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

Subject to approval by shareholders of Proposal No. 1 (the Share Consolidation) and entirely conditional upon the effectiveness of Proposal No. 1, to consider and approve the adoption of a second amended and restated memorandum of association to reflect the new authorized share capital of the Company resulting from the Share Consolidation, with effect as of the date the Board of Directors may determine in its sole discretion.

The only substantive change to be made to the Company’s amended and restated memorandum of association pursuant to this Proposal No. 2 is to update paragraph 8 of the amended and restated memorandum of association, such paragraph describing the authorized share capital of the Company.

A draft of the form of the second amended and restated memorandum of association, showing the changes to be made to the amended and restated memorandum of association (assuming this will be adopted by shareholders by approving Proposal No. 2 at this Meeting), is attached at Annex A of this proxy statement.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 2 is entirely conditional upon approval by shareholders of Proposal No. 1 (the Share Consolidation) and the implementation of the Share Consolidation by the Board of Directors.

Resolution

The Board of Directors proposes to solicit shareholder approval to adopt a second amended and restated memorandum of association to reflect the Share Consolidation, conditioned upon the effectiveness of the Share Consolidation, with such date of effectiveness to be determined by the Board of Directors in its sole discretion. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting a second amended and restated memorandum of association of the Company is:

“IT IS HEREBY RESOLVED, as a special resolution that, subject to approval by the shareholders of Proposal No. 1 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A), in substitution for and to the exclusion of, the amended and restated memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF THE COMPANY TO REFLECT THE SHARE CONSOLIDATION

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: September 22, 2023	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

ANNEX A

Companies Act (Revised) Company Limited by Shares

SECOND AMENDED AND RESTATED memorandum of association OF Pop Culture Group Co., Ltd 普普文化集团有限公司
(Adopted by special resolution passed on [●] October 2023)

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated Memorandum of Association

of

Pop Culture Group Co., Ltd

1 普普文化集团有限公司

(Adopted by special resolution passed on [●] October 2023)

1	The name of the Company is Pop Culture Group Co., Ltd.

2	The Company’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD50,000 divided into 4,400,000 Class A Ordinary Shares of par value USD0.01 each and 600,000 Class B Ordinary Shares of par value USD0.01 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.